Exhibit 99.2

Ernst & Young LLP Calgary City Centre 2200 215 2nd Street SW Calgary AB T2P 1M4	Tel: +1 403 290 4100 Fax: +1 403 290 4165 ey.com

Alberta Securities Commission	August 23, 2021
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Authorité des marches financiers
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities Service, Newfoundland and Labrador
Superintendent of Securities, Department of Justice, Northwest Territories
Superintendent of Securities, Community Services, Yukon Territory
Nunavut Securities Office, Department of Justice, Government of Nunavut

Obsidian Energy Ltd. – change of auditor notice dated August 23, 2021

Dear Sirs/Mesdames:

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

Ernst & Young LLP

Chartered Professional Accountants

c:	The Board of Directors, Obsidian Energy Ltd.

A member firm of Ernst & Young Global Limited